UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UAS Drone Corp.

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

903448108

(CUSIP Number)

Nir Nave
2 Ben Gurion Street
Ramat Gan, Israel 5257334
972-74-781-1111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Y.D More Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.50% (*) (**)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(*) The securities reported herein include securities held directly as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable into 10,000,000 shares of common stock, $0.0001 par value each, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable into 1,250,000 shares of common stock $0.0001 par value each, held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on November 9, 2023, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of November 9, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) More Provident Funds and Pension Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.89% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(*) The securities reported herein include securities held directly as follows: 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable into 10,000,000 shares of common stock, $0.0001 par value each, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on November 9, 2023, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of November 9, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B.Y.M. Mor Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.50% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(*) The securities reported herein include securities held directly as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable into 10,000,000 shares of common stock, $0.0001 par value each, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable into 1,250,000 shares of common stock $0.0001 par value each, held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on November 9, 2023, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of November 9, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eli Levy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.50% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported herein include securities held directly as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable into 10,000,000 shares of common stock, $0.0001 par value each, held directly by More Provident and Pension Funds Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable into 1,250,000 shares of common stock $0.0001 par value each, held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on November 9, 2023, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of November 9, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yosef Levy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO / PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,000 (*)
	8.	SHARED VOTING POWER 22,500,000 (**)
	9.	SOLE DISPOSITIVE POWER 600,000 (*)
	10.	SHARED DISPOSITIVE POWER 22,500,000 (**)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,100,000 (*)(**)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.61% (*)(**)(***)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported herein include securities held directly as follows: 300,000 shares of common stock, $0.0001 par value each, and 300,000 warrants exercisable into 300,000 shares of common stock, $0.0001 par value each, held directly by Mr. Yosef Levy.

(**) The securities reported herein include securities held directly as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable into 10,000,000 shares of common stock, $0.0001 par value each, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable into 1,250,000 shares of common stock $0.0001 par value each, held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(***) Based on the Quarterly Report on form 10-Q filed by the Issuer on November 9, 2023, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of November 9, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.50% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported herein include securities held directly as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable into 10,000,000 shares of common stock, $0.0001 par value each, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable into 1,250,000 shares of common stock $0.0001 par value each, held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on November 9, 2023, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of November 9, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yosef Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.50% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported herein include securities held directly as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable into 10,000,000 shares of common stock, $0.0001 par value each, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable into 1,250,000 shares of common stock $0.0001 par value each, held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on November 9, 2023, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of November 9, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.50% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported herein include securities held directly as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable into 10,000,000 shares of common stock, $0.0001 par value each, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable into 1,250,000 shares of common stock $0.0001 par value each, held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on November 9, 2023, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of November 9, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dotan Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.50% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported herein include securities held directly as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable into 10,000,000 shares of common stock, $0.0001 par value each, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable into 1,250,000 shares of common stock $0.0001 par value each, held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on November 9, 2023, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of November 9, 2023.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 6, 2021 (the “Original Schedule 13D” and together with Amendment No. 1, the “Schedule 13D”), with respect to the common stock, $0.0001 par value each (the “Common Stock”), of UAS Drone Corp., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10 HaRimon Street, Mevo Carmel Science and Industrial Park, Israel, 2069203. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	Y.D More Investments Ltd. (“YDM”);

2)	More Provident Funds and Pension Ltd. (“MPF”);

3)	B.Y.M. Mor Investments Ltd. (“BYM”);

4)	Eli Levy;

5)	Yosef Levy;

6)	Benjamin Meirov;

7)	Yosef Meirov;

8)	Michael Meirov; and

9)	Dotan Meirov.

YDM is a company organized under the laws of the State of Israel. The principal business of YDM is an investment house which manages investment portfolios, mutual funds, provident and pension funds and private investment funds. The address of the principal office of YDM is 2 Ben-Gurion Street, Ramat Gan, Israel.

MPF is a company organized under the laws of the State of Israel. The principal business of MPF is the management of provident and pension funds. The address of the principal office of MPF is 2 Ben-Gurion Street, Ramat Gan, Israel.

BYM is a company organized under the laws of the State of Israel. The principal business of BYM is a holding company controlled by Mr. Yosef Meirov. The address of the principal office of BYM is 23 Tuval St., Ramat Gan, Israel.

Mr. Eli Levy is an Israeli citizen. His business address is 2 Ben-Gurion Street, Ramat Gan, Israel. Mr. Levy is currently the co-CEO of YDM and its subsidiary More Mutual Funds (2013) Ltd and a member of the board of directors of YDM and various of its subsidiaries.

Mr. Yosef Levy is an Israeli citizen. His business address is 2 Ben-Gurion Street, Ramat Gan, Israel. Mr. Levy is currently the co-CEO of YDM, CEO of its subsidiary More Private Funds Ltd and a member of the board of directors of YDM and various of its subsidiaries, including MPF.

Mr. Benjamin Meirov is a citizen of Israel and the United States. His home address is 32 Bazel St., Herzliya, Israel. Mr. Meirov is currently a member of the board of directors of YDM and an owner of M.I.D. House of Diamonds Ltd. (“MID”), an Israeli company. The principal business of MID is diamonds, and the address of its principal office is 23 Tuval St., Ramat Gan, Israel.

Mr. Yosef Meirov is a citizen of Israel and Belgium. His home address is 18 Shevet Menashe St., Herzliya, Israel. Mr. Meirov is currently an owner of MID and a controlling shareholder and director of BYM.

Mr. Michael Meirov is a citizen of Israel and the United States. His home address is 20 Haeshel St., Herzliya, Israel. Mr. Meirov is currently a controlling shareholder and director of BYM.

Mr. Dotan Meirov is a citizen of Israel and the United States. His home address is 32 Hanasi Ben Zevi St., Herzliya, Israel. Mr. Meirov is currently a Manager at MID and a controlling shareholder and director of BYM.

The information required by General Instruction C to Schedule 13D is listed in Annex A hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor any person listed in Annex A (the “Related Persons”) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of securities beneficially owned by each of the Reporting Persons, as well as the number of securities as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on the Quarterly Report on form 10-Q filed by the Issuer on November 9, 2023, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of November 9, 2023.

Reporting Person	Amount of securities beneficially owned	Percent of class	Sole power to vote or to direct the vote, dispose or to direct the disposition	Percent of class	Shared power to vote or to direct the vote, dispose or to direct the disposition	Percent of Class
More Provident Funds and Pension Ltd. (1)	20,000,000	36.89%	0	0	20,000,000	36.89%
Y.D More Investments Ltd. (1)(2)	22,500,000	41.50%	0	0	22,500,000	41.50%
B.Y.M. Mor Investments Ltd. (1)(2)	22,500,000	41.50%	0	0	22,500,000	41.50%
Eli Levy (1)(2)	22,500,000	41.50%	0	0	22,500,000	41.50%
Dotan Meirov (1)(2)	22,500,000	41.50%	0	0	22,500,000	41.50%
Benjamin Meirov (1)(2)	22,500,000	41.50%	0	0	22,500,000	41.50%
Yosef Meirov (1)(2)	22,500,000	41.50%	0	0	22,500,000	41.50%
Michael Meirov (1)(2)	22,500,000	41.50%	0	0	22,500,000	41.50%
Yosef Levy (1)(2)(3)	23,100,000	42.61%	600,000	1.11%	22,500,000	41.50%

(1) The securities reported herein include securities held directly as follows: 10,000,000 shares of Common Stock, and 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock at an exercise price of US$ 0.40 per share of Common Stock, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd.

(2) The securities reported herein include securities held directly as follows: 1,250,000 shares of Common Stock, and 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock at an exercise price of US$ 0.40 per share of Common Stock, held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd.

(3) The securities reported herein include securities held directly as follows: 300,000 shares of common stock, $0.0001 par value each, and 300,000 warrants exercisable into 300,000 shares of common stock, $0.0001 par value each, held directly by Mr. Yosef Levy.

Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company which he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

Except for Mr. Yosef Levy with respect to the securities that he holds directly, this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Schedule 13D, and each Reporting Person disclaims beneficial ownership of any such securities (except for Mr. Yosef Levy with respect to the securities that he holds directly). In addition, the Reporting Persons and other entities named in this Schedule 13D may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13D disclaims the existence of any such group.

(c)          Except as described in Item 3, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stocks.

(d)          None.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by addition of the following::

On April 5, 2022, each of MPF, MCI LP and Mr. Yosef Levy entered into an agreement with the Issuer extending the expiration date of the warrants that each of them holds that are exercisable into shares of Common Stock at an exercise price of US$ 0.40 per share of Common Stock, from November 11, 2022 to November 11, 2023.

On November 1, 2023, each of MPF, MCI LP and Mr. Yosef Levy entered into an agreement with the Issuer extending the expiration date of the warrants that each of them holds that are exercisable into shares of Common Stock at an exercise price of US$ 0.40 per share of Common Stock, from November 11, 2023 to November 11, 2024.

Except for the agreements described above and the Securities Purchase Agreements and agreements related to warrants described to in the Original Schedule 13D, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filling Agreement (incorporated herein by reference to Exhibit 1 of the Original Schedule 13D)
2	Securities Purchase Agreement between the Issuer and MPF, dated as of May 11, 2021
3	Securities Purchase Agreement between the Issuer and MCI LP, dated as of May 11, 2021
4	Securities Purchase Agreement between the Issuer and Mr. Yosef Levy, dated as of May 11, 2021
5	Warrant Agreement between the Issuer and MPF, dated as of May 11, 2021
6	Warrant Agreement between the Issuer and MCI LP, dated as of May 11, 2021
7	Warrant Agreement between the Issuer and Mr. Yosef Levy, dated as of May 11, 2021
8	Warrant Extension Agreement between the Issuer and MPF, dated as of April 5, 2022
9	Warrant Extension Agreement between the Issuer and MCI LP, dated as of April 5, 2022
10	Warrant Extension Agreement between the Issuer and Mr. Yosef Levy, dated as of April 5, 2022
11	Warrant Extension Agreement between the Issuer and MPF, dated as of November 1, 2023
12	Warrant Extension Agreement between the Issuer and MCI LP, dated as of November 1, 2023
13	Warrant Extension Agreement between the Issuer and Mr. Yosef Levy, dated as of November 1, 2023
14
Resolution of Board of Directors regarding signature authority of Y.D More Investments Ltd. (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

15
Resolution of Board of Directors regarding signature authority of More Provident Funds and Pension Ltd. (incorporated herein by reference to Exhibit 3 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

16
Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov (incorporated herein by reference to Exhibit 4 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

17
Limited Power of Attorney executed on behalf of Mr. Yosef Meirov (incorporated herein by reference to Exhibit 5 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

18
Limited Power of Attorney executed on behalf of Mr. Michael Meirov (incorporated herein by reference to Exhibit 6 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

19
Limited Power of Attorney executed on behalf of Mr. Dotan Meirov (incorporated herein by reference to Exhibit 7 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2024

Y.D More Investments Ltd.

/s/ Yosef Levy
By: Yosef Levy*
Title: Co-CEO

/s/ Meir Gridish
By: Meir Gridish*
Title: Chairman of the Board

More Provident Funds and Pension Ltd.

/s/ Yosef Levy
By: Yosef Levy*
Title: Director

/s/ Meir Gridish
By: Meir Gridish*
Title: Chairman of the Board

* Signature duly authorized by resolution of the Board of  Directors and filed herewith.

B.Y.M. Mor Investments Ltd.

/s/ Meir Gridish
By: Meir Gridish
Title: Director and CEO

/s/ Eli Levy
Eli Levy

/s/ Yosef Levy
Yosef Levy

**
Name: Benjamin Meirov

** The undersigned, by signing his name hereto, executes this Schedule 13D/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov and filed herewith.

/s/ Meir Gridish
Name: Meir Gridish
Attorney-in-Fact

***
Name: Yosef Meirov

*** The undersigned, by signing his name hereto, executes this Schedule 13D/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Yosef Meirov and filed herewith.

/s/ Meir Gridish
Name: Meir Gridish
Attorney-in-Fact

****
Name: Michael Meirov

**** The undersigned, by signing his name hereto, executes this Schedule 13D/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Michael Meirov and filed herewith.

/s/ Meir Gridish
Name: Meir Gridish
Attorney-in-Fact

*****
Name: Dotan Meirov

***** The undersigned, by signing his name hereto, executes this Schedule 13D/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Dotan Meirov and filed herewith.

/s/ Meir Gridish
Name: Meir Gridish
Attorney-in-Fact

Annex A

	Name	Residence / Business Address	Present Principal Occupation or Employment	Citizenship
1.	Meir Gridish	2 Ben Gurion St., Ramat Gan, Israel	Chairman of the board of directors of Y.D More Investments Ltd. and various of its subsidiaries, including More Provident Funds and Pension Ltd., and director and CEO at B.Y.M. Mor Investments Ltd.	Israeli
2.	Relly Ariela Danon	9 Hazohar St., Tel Aviv, Israel
Independent director at Y.D More Investments Ltd. and legal counsel at Netline Communications Technologies (NCT) Ltd., a company which provides electronic counter measures and spectrum dominance solutions.
Israeli
3.	Gitit Gur Gershgoren	Hazait 88 St, Lapid, Israel	Independent director at Y.D More Investments Ltd.	Israeli
4.	Yaron Blum	58 Jabutinski St., Givataim, Israel	External director at Y.D More Investments Ltd.	Israeli
5.	Ori Kissos	2 Ben Gurion St., Ramat Gan, Israel	VP at Y.D More Investments Ltd.	Israeli
6.	Or Keren	2 Ben Gurion St., Ramat Gan, Israel	Chief Investment Manager at More Provident Funds and Pension Ltd.	Israeli
7.	Oranit Shaia	2 Ben Gurion St., Ramat Gan, Israel	VP CFO at Y.D More Investments Ltd.	Israeli
8.	Nina Tzur	2 Ben Gurion St., Ramat Gan, Israel	VP of Internal Enforcement and Risk Manager at Y.D More Investments Ltd. and various of its subsidiaries, including More Provident Funds and Pension Ltd.	Israeli
9.	Nir Sarfatty	2 Ben Gurion St., Ramat Gan, Israel	VP of Research at Y.D More Investments Ltd.	Israeli
10.	Shani Kaufman Fogel	2 Ben Gurion St., Ramat Gan, Israel	VP Chief Legal Counsel at Y.D More Investments Ltd. and various of its subsidiaries, including More Provident Funds and Pension Ltd.	Israeli
11.	Liat Davidov	2 Ben Gurion St., Ramat Gan, Israel	VP of Operations and Investment Control at Y.D More Investments Ltd. and various of its subsidiaries.	Israeli
12.	Hadar Raz	2 Ben Gurion St., Ramat Gan, Israel	VP of External Relations, Marketing and Communications at Y.D More Investments Ltd.	Israeli
13.	Meir Zohar Ilia	7 Masada St., Bnei Brak, Israel	Internal Auditor at Y.D More Investments Ltd.	Israeli
14.	Sharon Egozi	2 Ben Gurion St., Ramat Gan, Israel	VP at More Provident Funds and Pension Ltd.	Israeli
15.	Roy Mizrahi	2 Ben Gurion St., Ramat Gan, Israel	IT Manager at Y.D More Investments Ltd. and various of its subsidiaries, including More Provident Funds and Pension Ltd.	Israeli
16.	Yotav Costica	2 Ben Gurion St., Ramat Gan, Israel	Director at More Provident Funds and Pension Ltd.	Israeli
17.	Vered Karin	16 Amir Gilboa St., Tel Aviv, Israel	External director at More Provident Funds and Pension Ltd.	Israeli
18.	Yehudit Tytelman Ziedenberg	26 B Osishkin St., Herzliya, Israel	Independent director at More Provident Funds and Pension Ltd.	Israeli
19.	Rotem Zaidel	2 Ben Gurion St., Ramat Gan, Israel	Director at More Provident Funds and Pension Ltd.	Israeli
20.	Sara Benyamini	Anshei Bereshit 11, Bnei Zion, Israel	Independent director at More Provident Funds and Pension Ltd.	Israeli
21.	Eldad Zinman	2 Ben Gurion St., Ramat Gan, Israel	CEO at More Provident Funds and Pension Ltd.	Israeli
22.	Assaf Shlomo Agamy	23 Tuval St. Ramat Gan, Israel	Director at B.Y.M. Mor Investments Ltd.	Israeli